UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2007

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ___ No X

TABLE OF CONTENTS

Press Release dated June 26, 2007

Benetton Group Board of Directors approves "Form 20-F"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: June 26, 2007

The Benetton Group Board of Directors

approves "Form 20-F"

Ponzano 26 June 2007 - The Benetton Group Board, meeting today, approved "Form 20-F" for the 2006 financial year.

The document, which the Group prepares as a company listed on the New York Stock Exchange (NYSE), is filed with the Securities and Exchange Commission in Washington, D.C. and is available on the SEC website www.sec.gov, on the website www.benettongroup.com/investors, at the company's registered office and at the Borsa Italiana S.p.A.. A free paper copy is available for shareholders upon request.

For further information:

Media

0039 0422519036

www.benettongroup.com/press

www.benettonpress.mobi

Investor Relations

0039 0422519412

www.benettongroup.com/investors